

Confidentiality, Conflicts of Interest, and Securities Trading Clearance and Reporting – Board of Directors (Policy C-5D)

<u>Issued By:</u>   AMBRS Compliance Department

<u>Applicable To:</u> A.M. Best Company, Inc. and all subsidiaries

<u>Effective Date:</u> 03 February 2021

Definitions

<u>"AM Best"</u>: Collectively A.M. Best Company, Inc., A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best (EU) Rating Services B.V. , A.M. Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

<u>"AMBERS"</u> – A.M. Best – Europe – Rating Services Limited only.

<u>"AMB-EU"</u> – A.M. Best (EU) Rating Services B.V.

<u>"Blind Trust"</u>: Means trades of securities made in a "Blind Trust" held for the benefit of the Director or his or her Immediate Family Members. For the trust to qualify as a Blind Trust, the Employee must have:

     (i)   no knowledge of the securities held in the trust; and
     (ii)   no discretion or control over the trading of securities in the trust.

To avail oneself of this exemption, a Director must provide a copy of the agreement covering any Blind Trust that is held for the benefit of the Director or his or her Immediate Family Members to the Compliance Department. Securities trading made in Blind Trusts are exempt from the reporting requirements in 2.3(c).

<u>"Brokerage Account"</u>: Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AM Best policy, Brokerage Accounts are owned (or controlled) by a Director, either individually or jointly, or owned by an Immediate Family Member of the Director, (including where the Director is able to trade securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade securities on his/her own behalf.

<u>"Confidential Information"</u>: Refers to information possessed by AM Best that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AM Best that such information is public information.

<u>"Credit Rating"</u>: Means an independent opinion regarding the creditworthiness of an obligor, issuer or security.

<u>"Director"</u>: Means a member of the Board of Directors for any AM Best company.

<u>"Employee"</u>: Means all full and part time employees of AM Best.

<u>"Immediate Family" and "Immediate Family Member"</u>: Means;
1. A Director's spouse, including any partner of the Director considered by local law to be equivalent to a spouse (i.e., a "civil union");

2. A Director's dependent child or step child;

3. A Director's other relatives who have shared the same household as the employee for at least one year from the date of a Securities trade or transaction;

4. Any legal person, trust (excluding a Blind Trust, as defined above) or company that is directly (or indirectly) controlled by (or established for) the benefit of the Director or other Immediate Family Member, or where the Employee is responsible for managing the trust or company for persons listed in items 1) through 3); or

5. Any person listed in items 1) through 3) where the Director has discretionary control of investing activities or trading authority, regardless of whether the person shares the same residence as the Employee.

"Independent Director": For AMBRS, it means the Class A Directors, as such term is defined in the By-laws of A.M. Best Rating Services Inc. For AMBERS/AMB-EU it means the non-Executive Directors appointed in accordance with Section A(2) of Annex I of Regulation (EC) No.1060/2009.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Non-Brokerage Account": Means pensions and other tax-qualified/efficient accounts, such as 401(k), 403(b), 457, and 529 plans (and any foreign equivalents). Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by an Independent Director and their family to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds. Typically, in these accounts the individual investor does not have the ability to purchase individual securities within the plan and can only make general requests as to the fund make-up applicable to their plan. 401k plans (or similar accounts) that allow accountholders to trade individual stocks are NOT considered Non-Brokerage Accounts for purposes of this Policy. In addition, limited purpose accounts, such as accounts established for the sole purpose of holding securities awarded as a form of compensation from an employer, are typically considered to be Non-Brokerage Accounts; however, these accounts will be evaluated by the Compliance Department on a case by case basis.

"Restricted Company": Means any company that has been issued (or is applying for) a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Securities Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AM Best , fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AM Best would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed or publicly traded) issued by a Restricted Company and also includes all options, warrants, and other derivatives thereof and Insurance Sector Funds.

Introduction

The quality of AM Best's ratings depends upon our integrity and independence from conflicts of interest. Any compromise to this integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AM Best understands, and it is vital that each Director understands, the importance of AM Best's 's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AM Best is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfil its responsibilities to the markets it serves.

AM Best has adopted this Policy for Directors to protect our reputation against conflicts of interest or other compromises of our honesty and integrity.

NB: All references made to "Chairman" throughout this policy should be understood as "CEO" in respect of AMB-EU, unless there is a Chairman appointed at the time.

Section 1

Confidential Information

1.1 **Confidential Information.**

Confidential Information is not limited to information received and/or produced by AM Best that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. Information maintained on companies and proprietary information produced by AM Best that is not included in public documents, including material that has been specifically requested by AM Best, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

1.2 **Use of Confidential Information and MNPI.**

Strict compliance with this Policy is required of all Directors with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a)   **Permitted Use of Confidential Information.**

All Directors shall use Confidential Information/MNPI only for purposes related to AM Best's business activities. Any other use by any Director is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). All Directors shall actively protect and safeguard all Confidential Information/MNPI from disclosure to any third parties or to any Employees that are not involved in the related business activity.

(b)   **Prohibited Uses of Confidential Information.**

(i) Securities Trading. Each Director is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (1) of any company if such person is aware of any MNPI of such company or (2) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI. Each Director is similarly prohibited from (1) using or employing any third party to make any such purchase, sale, or other trade or (2) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

AM Best Director's securities trading and reporting policies are summarized below in section 2 of this Policy which shall be subject to this Section 1.2 (b) at all times.

(ii) Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3 **Protection of Confidential Information.**

(a) **In General.** All Directors should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AM Best Policy, or any applicable legal, regulatory, ethical requirements or fiduciary duties.

If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMB regarding the treatment of Confidential Information. If the existing policies and procedures of AMB do not address the handling of a particular type of information or circumstance, you should immediately contact the Chairman of the Board of Directors or the Compliance Officer for guidance.

(b) **Specific Guidance - MNPI.** You must make every effort to safeguard all MNPI that comes to you through your work at AM Best. You should at all times exercise caution when discussing MNPI, whether inside or outside the office or meetings of the Board of Directors (or any committees thereof). When outside the office or meetings of the Board of Directors (or any committees thereof), you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office and meetings of the Board of Directors (or any committees thereof), you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with an Employee or another Director who has a legitimate "need to know" such information, the disclosing Director is responsible for letting the recipient know that the information is Confidential Information or MNPI.

1.4 **Additional Obligations of Directors.**

If a Director becomes aware of anyone (within or outside AM Best) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Director has an obligation to notify the Chairman of the Board of Directors or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such information, Directors have an obligation to report such unusual or suspicious activity to the Chairman of the Board of Directors or the Compliance Officer.

If a Director becomes aware that another Director or an Employee of AM Best is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMB's policies and procedures, such Director is required to report such information immediately, on either a disclosed or anonymous basis, to the Chairman of the Board of Directors, or the Compliance Officer, so that the matter can be reviewed and appropriate action can be taken. Directors are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Chairman of the Board of Directors and the Compliance Officer are obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AM Best. AM Best prohibits retaliation by other Employees or by AM Best itself against any Director who, in good faith, make such reports.

Section 2

CONFLICTS OF INTEREST AND SECURITIES TRADING CLEARANCE AND REPORTING POLICY

2.1   **General Policies**.

Each Director has an obligation to preserve and protect AM Best's reputation for independence, honesty, integrity, and fair dealing.

Significant damage to AMB's reputation can result from any actual conflict of interest. Therefore, Directors are required to take a very conservative approach towards avoiding any conflict of interest or impropriety.

The prevention of any actual conflict of interest also ensures and reinforces the trust that rated entities place in AM Best, which is vital to the continued high quality of our ratings.

2.2   **Conflicts of Interest.**

To minimize the risk of any actual conflict of interest each Director is subject to the following restrictions:

(a)   **Relationships with Restricted Companies, government agencies, and self-regulatory bodies; financial interests.**
        No Director may:

    (i)   be employed by, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

    (ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual conflict of interest;

    (iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual conflict of interest;

    (iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual conflict of interest;

(v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual conflict of interest;

(vi)   provide recommendations to an obligor or issuer, underwriter, or sponsor of a security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of a security on how to achieve a desired credit rating;

(vii) serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AM Best ; or

(viii) engage in any deliberation involving a specific rating in which such Director has a financial interest in the outcome of the rating.

Directors must also promptly notify the Chairman of the Board of Directors or the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (viii) above.

(b)   Gifts

(i)   Directors are required to report any gift received by either themselves (or their Immediate Family Members) from any Restricted Company, except that gifts from a Restricted Company to Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy.

(ii)   Directors are prohibited from soliciting (or in any way requesting) money, gifts, favours, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

(iii) Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to a Director and / or an Immediate Family Member, are strictly prohibited under all circumstances.

(iv)   Attendance at high profile functions or events such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly prohibited.

(c)   Additional Restrictions. It may be necessary from time to time for AM Best to impose greater restrictions than those set forth in this Section 2.2 with respect to Directors. To the extent that AM Best institutes any additional restrictions, Directors will be given notice thereof by AM Best.

2.3   Securities Trading Clearance and Reporting.

(a)   Restricted Securities.

It is AM Best's view that any purchase, ownership, or trade of any security (or any derivative thereof) issued by a Restricted Company, and Insurance Sector Funds, by AM Best (or any Director) is likely to give rise to a conflict of interest, or at least create an appearance of impropriety or a conflict of interest. To protect and sustain AM Best's long established reputation for honesty, integrity, and fair dealing, AM Best maintains strict policies with respect to purchasing, owning, and trading Restricted Securities.

In addition to the rated companies listed on the Ratings Center of AM Best's website, AM Best also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid Directors in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AM Best to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best Securities Rating, or any other Best Credit Rating. It should be noted that although AM Best attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

To help ensure that Directors do not inadvertently engage in securities transactions that are contrary to AM Best's securities ownership and trading policies, they are strongly encouraged to report, through the electronic "Securities Certification System", all intended purchases of securities (other than diversified mutual funds and non-Insurance Sector ETFs) prior to placing the purchase order, whether such order or purchase is intended to be made directly by the Director or an Immediate Family Member, or a person acting on behalf of such Director or Immediate Family Member (for example: a financial planner or advisor).

Additionally, this Policy requires that all Directors promptly inform the Compliance Officer of any sector fund or rated company and/or their subsidiaries, affiliates or parent company of such rated entity, that should be added to (or deleted from) the Ratings Center and/or Restricted List.

The following paragraphs summarize AM Best's policies with respect to ownership of Restricted Securities by Independent Directors.

(b) **Personal Investments by Directors.**

    (i)   Directors are required to disclose upon appointment, and thereafter on a quarterly basis, the name(s) of any company(ies) providing brokerage services (Brokerage and non-Brokerage) to the Director or his/her Immediate Family Members. Upon request, Directors are required to provide AM Best with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Director and their Immediate Family Members.

    (ii)   Except as otherwise expressly provided for in AM Best securities ownership, trading and reporting policies, all Directors and their Immediate Family Members are prohibited from owning or trading any Restricted Securities.

        1.   If a newly appointed Director (or any member of any such Directors' Immediate Family) owns Restricted Securities that are required to be liquidated, 100% of the Restricted Securities must be liquidated within 90 days of the beginning of the Director's term.

        2.   Notwithstanding the foregoing provision of this subsection (ii), a Director's Immediate Family Member who is currently employed by a Restricted Company is exempt from this prohibition insofar as it relates to the Restricted Securities of such Restricted Company that are considered to be part of their compensation, subject to the limits described in Section 2.3.

    (iii)   Restricted Securities owned by a Director in pension, retirement, profit sharing, or similar accounts sponsored by a former employer and which are not freely alienable, or securities that cannot be liquidated without penalty (excluding capital gains/losses), are not subject to the liquidation requirements. Directors are precluded from beneficially purchasing additional shares of such Restricted Securities and all holdings and transactions in such Restricted Securities must be reported (see Section 2.3(c) below). Once such Restricted Securities can be liquidated without penalty, however, they shall immediately become subject to this Section 2.3(b) and Section 2.3(c).

(iv) An Immediate Family Member of any Director may hold Restricted Securities of their current employer only in Non-Brokerage Accounts or profit sharing accounts (e.g., Employee Stock Ownership Programs) sponsored by such employer. All holdings and transactions in such securities by an Immediate Family Member must be reported (see Section 2.3(c) below). Upon termination of employment, Immediate Family Members are required to liquidate all Restricted Securities that are not subject to penalty (excluding capital gains/losses).

(v) An Immediate Family Member of any Director may be the beneficial owner of Restricted Securities if the Restricted Securities are held in trusts (or similar arrangements) pursuant to which such Immediate Family Member does not have direct (or indirect control), discretion, or influence over any purchase, sale, or trade involving such Restricted Securities. Restricted Securities beneficially owned by a Director's Immediate Family Member as described in this subsection (v) are exempt from the liquidation requirements of this policy. However, holdings of Restricted Securities and transactions involving Restricted Securities are subject to the reporting requirements of Section 2.3(c).

(c) **Reporting Requirements.**

(i) All Directors are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form within 10 business days after the end of such calendar quarter. The form requires the disclosure of all Restricted Securities beneficially owned by the Director and their Immediate Family Members. All new Directors are required to provide this information by completing the appropriate form provided by AM Best when hired, appointed or elected to the board.

(ii) Periodically, the list of rated entities set forth on the AM Best Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AM Best Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Director is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities. If a Director or their Immediate Family Members own securities that become Restricted Securities, those securities must be liquidated within 90 days from the date it was added to the Restricted List.

(iii) At the end of each calendar quarter, all Directors (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Directors to:

1. Certify that they have read and understand the AM Best securities trading ownership and reporting policies and procedures, and that they have faithfully complied with the terms and conditions of all such policies; and

2. State whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All Directors are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Director or their Immediate Family Members did engage in trading Restricted Securities during such quarter, such Director is required to provide the requested information.

(iv) Directors are strongly encouraged to enter all intended securities purchases (as applicable) in the electronic "Securities Certification System" described in section 2.3 (a) above prior to execution.

(v) Directors and their Immediate Family Members may be required to electronically forward Brokerage Account information to securities surveillance systems used by AM Best.

2.4 **Fitness and Propriety.**

(a) **Quarterly Compliance Questionnaire.**

As noted above, at the end of each calendar quarter all Directors are required to complete the Quarterly Compliance Certificate. In addition to the securities trading and reporting noted above, the Quarterly Compliance Certificate requires Directors to: 1) state whether or not they have any relationships with Restricted Companies, government agencies, and self-regulatory bodies, or any financial interests which may be deemed a conflict of interest based on the requirements of this Policy; 2) state whether or not they have (or an Immediate Family Member has) received any gifts from any Restricted Company; and, 3) submit and certify information related to certain offenses, as defined in the Securities Exchange Act Section 15(E)d.

(b) **ESMA Reporting Requirements.**

In accordance with Article 15 of Commission Delegated Regulation 449/2012, AMBERS/AMB-EU is required to provide ESMA, on request, with the following information:

(i) a UK criminal records file for Independent Directors; and

(ii) a self-declaration of good repute completed by Independent Directors.

In respect of point (i), the AMBERS/AMB-EU HR function will periodically request criminal records checks for Independent Directors. Please note that under UK law, only details of unspent convictions can be requested.

The information required under point (ii) will be obtained via a Statement of Self Repute Questionnaire which Independent Directors are required to complete on their appointment to the AMBERS/AMB-EU Boards. This information will be validated on a quarterly basis using the electronic filing process outlined above.

Inception Date: 13 January 2020
Revision Dates: 03 February 2021



Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting

Policy (Policy C-5)

Issued by: Compliance Department

Applicable to: A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best (EU) Rating Services B.V., A.M Best – Asia Pacific Limited, A.M. Best America Latina, S.A. de C.V., A.M. Best Asia-Pacific (Singapore) Pte. Ltd. and all Employees.

Effective date: 05/04/1967

Revision Date: 11/17/1972; 10/23/1981; 05/02/2001; 04/15/2004; 12/07/2005; 02/16/2006; 05/30/2007; 06/22/2007; 01/05/2009; 04/01/2009; 02/08/2010; 09/09/2010; 01/01/2011; 12/28/2012; 02/28/2014; 10/14/2014; 10/20/2014; 11/07/2014; 06/15/2015; 01/01/16; 07/18/2016; 10/12/2016; 07/06/2017; 07/27/2017, 05/10/19; 02/04/2020; 02/02/2021

Definitions

"AMBRS": Means A.M. Best Rating Services, Inc., A.M. Best Europe – Ratings Services Limited, A.M. Best (EU) Rating Services B.V., A.M. Best – Asia Pacific Limited, A.M. Best America Latina, and A.M. Best Asia-Pacific (Singapore) Pte. Ltd.

 "Blind Trust": Means trades of securities made in a "Blind Trust" held for the benefit of an Employee or his or her Immediate Family Members. For the trust to qualify as a Blind Trust, the Employee must have:
(i)   no knowledge of the securities held in the trust; and
(ii)   no discretion or control over the trading of securities in the trust.
To avail oneself of this exemption, an Employee must provide a copy of the agreement covering any Blind Trust that is held for the benefit of the Employee or his or her Immediate Family Members to the Compliance Department. Securities trading made in Blind Trusts are exempt from the reporting requirements in 2.3(d).

"Brokerage Account": Means accounts through which investment orders are placed and transactions executed on the investor's behalf. For purposes of AMBRS policy, Brokerage Accounts are owned (or controlled) by an employee, either individually or jointly, or owned by an Immediate Family Member of the employee, (including where the employee is able to trade Securities on behalf of the Immediate Family Member), or where the Immediate Family Member is able to trade Securities on his/her own behalf.

"Confidential Information": Means information possessed by AMBRS that is not generally known by the public, except for information that: (a) is contained in (i) public disclosure documents, (ii) a press release issued by the issuer, or (iii) a publication or newspaper of general circulation; or (b) the issuer has informed AMBRS that such information is public information.

"Credit Rating": Means an independent opinion regarding the creditworthiness of an obligor, issuer or security.

"Employee": Means all full and part time employees of AMBRS.

"Immediate Family" and "Immediate Family Member": Means;

1. An Employee's spouse, including any partner of the Employee considered by local law to be

    equivalent to a spouse (i.e., a "civil union");



2. An Employee's dependent child or step child;

3. An Employee's other relatives who have shared the same household as the employee for at least one year from the date of a Securities trade or transaction;

4. Any legal person, trust (excluding a Blind Trust, as defined above) or company that is directly (or indirectly) controlled by (or established for) the benefit of the Employee or other Immediate Family Member, or where the Employee is responsible for managing the trust or company for persons listed in items 1) through 3); or

5. Any person listed in items 1) through 3) where the Employee has discretionary control of investing activities or trading authority, regardless of whether the person shares the same residence as the Employee.

"Insurance Sector Fund": Means any mutual fund, Exchange Traded Fund (ETF) or other collective investment scheme that invests primarily in the securities of insurance companies and other insurance related entities.

"Non-Brokerage Account": Means pensions and other tax-qualified/efficient accounts, such as 401(k), 403(b), 457, and 529 plans (and any foreign equivalents). Although subject to different definitions based on jurisdiction, these plans/funds are taken to include longer term commitments made by employees and their family to provision for their eventual retirement or other specified goals, such as an education savings plan. The guiding principle is that the savings plan consists of a number of well-diversified mutual funds. Typically, in these accounts the individual investor does not have the ability to purchase individual securities within the plan and can only make general requests as to the fund make-up applicable to their plan. 401k plans (or similar accounts) that allow accountholders to trade individual stocks are NOT considered Non-Brokerage Accounts for purposes of Policy C-5. In addition, limited purpose accounts, such as accounts established for the sole purpose of holding securities awarded as a form of compensation from an employer, are typically considered to be Non-Brokerage Accounts; however, these accounts will be evaluated by the Compliance Department on a case by case basis.

"Material Non Public Information (MNPI)": Means Confidential Information that a reasonable investor would consider important in making a decision to buy, sell or hold a security, including but not limited to, Confidential Information related to acquisitions, mergers, divestitures, capital structure transactions, and projected financial results.

"Rating Action": Means the determination and dissemination of an initial Credit Rating; any change, affirmation, suspension or withdrawal of an existing Credit Rating; any change in a rating outlook; the placement of an existing Credit Rating under review; and, the publication of an expected or preliminary Credit Rating assigned to an obligor, security, or money market instrument before the publication of an initial Credit Rating.

"Rating Analyst" (also referred to as "Credit Analyst"): Means Employees of AMBRS that are responsible for preparing rating recommendations or that participate in determining, monitoring or approving Credit Ratings.

"Restricted Company": Means any company that has been issued or is applying for a Best Financial Strength Rating, a Best Issuer Credit Rating and/or a Best Issue Credit Rating and all subsidiaries of such entities. In general, parent companies that derive more than a modest portion of revenues (GAAP revenue includes premium and insurance policy deposit activity) from Restricted Company subsidiaries (5% or more) are also deemed to be Restricted Companies and therefore securities issued by such parent and/or its subsidiaries, although not rated by AMBRS, fall under the guidelines of this Policy. Conversely, a large corporate entity that owns a small internal captive insurer that is rated by AMBRS would not be considered a Restricted Company.

"Restricted Security": Means any and all stocks, bonds, notes, and similar securities (whether or not listed



or publicly traded) issued by a Restricted Company and also include all options, warrants, and other derivatives thereof and Insurance Sector Funds.

<h1 style="text-align:center">INTRODUCTION</h1>

Next to its employees, AMBRS's greatest asset is its reputation for producing quality ratings. The quality of our ratings depends on our integrity and independence from conflicts of interest. Any compromise to our integrity, or even the appearance of a compromise, conflict of interest, or other impropriety, could severely damage our reputation and, as a result, diminish the value of our ratings and our business. AMBRS understands, and it is vital that each Employee understands, the importance of AMBRS's role in the insurance, financial services, health care, securities, and other markets and the responsibility this creates. AMBRS is committed to providing ratings that are objective, independent, timely, and forward-looking to fulfill its responsibilities to the markets it serves.

AMBRS has issued this Confidentiality, Firewall, Conflicts of Interest, and Securities Trading and Reporting Policy (this "Policy" or "Policy C-5") to protect our reputation against actual and perceived conflicts of interest or other compromises of our honesty and integrity. We have earned our reputation over more than 100 years, and we must continue to earn it every day going forward. This goodwill is entrusted to each of our Employees in their day-to-day work.

An area of particular concern is the proper treatment, use, and protection of confidential information possessed by AMBRS. All information provided to AMBRS (even information that is not confidential information) must be treated with respect and due care.

As outlined below, Employees are prohibited from disclosing any Confidential Information to any third parties (and, to a certain extent, other Employees) and are additionally required to take active steps to protect the confidentiality of MNPI. Handling Confidential Information in a highly professional manner (in accordance with this Policy) will help protect AMBRS's reputation for honesty and integrity and our relationships with the companies we rate, our other customers and clients, our regulators, market participants, and the general public.

Another key to preserving AMBRS's reputation is preventing even the appearance of a conflict of interest. To this end, this Policy contains restrictions on Employee's securities transactions and on their securities holdings.

This Policy applies to AMBRS and all Employees. All Employees are required to be familiar with and to comply with this Policy and all of AMBRS's other policies and codes of conduct (collectively, the "AMBRS Policies"), including our Code of Conduct. In addition, all Employees should be aware that they may be civilly and/or criminally liable, under state, federal, and/or other applicable laws, for improper disclosure or use of Confidential Information (including trading of securities of an issuer while in possession of, or based upon, MNPI). All Employees are expected to be familiar with and understand the legal and regulatory structure applicable to AMBRS. To the extent that any Employee participates in the securities or other markets in their individual capacity, AMBRS expects such individual to be familiar with the legal and regulatory requirements applicable to such participation.

Violations of this Policy (including failure to comply with the reporting requirements of this Policy and failure to comply with this Policy's requirements in a timely manner) may lead to disciplinary action by AMBRS, up to and including termination of employment.

This Policy may be amended or replaced at any time.



Section 1

1.1 **Confidential Information**.

Confidential Information is not limited to information received by AMBRS that is marked as confidential or proprietary. In general, you should take a broad and conservative view towards what might be deemed Confidential Information. Information maintained on companies that is not included in public documents, including material that has been specifically requested by AMBRS, should be treated as Confidential Information. If you have any doubt as to whether information is Confidential Information (or whether it is sensitive and should be treated with special care even if not strictly confidential), you should presume that such information is Confidential Information. If you have a question as to whether or not certain information should be treated as Confidential Information, contact your supervisor, department head, or the Compliance Officer for guidance.

1.2 **Use of Confidential Information and MNPI.**

Strict compliance with this Policy is required of all Employees with respect to the handling, use, management, disclosure, and protection of all Confidential Information, including MNPI.

(a) **Permitted Use of Confidential Information.**

AMBRS and all Employees shall use Confidential Information only for purposes related to AMBRS's business activities. Any other use by any Employee is strictly prohibited (including, but not limited to, any use for any direct or indirect personal gain or the gain of others, and whether through trading of securities or otherwise). AMBRS and all Employees shall actively protect and safeguard all Confidential Information from disclosure to any third parties or, except as otherwise expressly permitted by this Policy (including the Firewall Policy set forth in Section 1.4 below), to any other Employees that are not involved in the related business activity.

MNPI may be shared and discussed only with the entity (or its authorized agents) that provided such information to AMBRS and with Employees who have a "need to know" (as defined in Section 1.4(b) below) such information, as more fully described below. Employees are required to make every effort to protect such information from improper disclosure or misuse.

Although AMBRS's Rating Analysts may discuss the analysis underlying and supporting rating opinions with investors, media, analysts, and certain other third parties, under no circumstances are Rating Analysts or any other Employees permitted to discuss or disclose MNPI (or to render or imply personal views with respect to specific ratings). Please note that all unpublished rating committee determinations are considered MNPI and must be treated with due care and in accordance with this Policy.

Under no circumstances can MNPI be discussed with persons (other than the rated entity or its authorized agents) outside the AMBRS organization (including employees of affiliated AMBRS companies, family, friends, social acquaintances, and business contacts).

(b) **Prohibited Uses of Confidential Information.**

(i) **Securities Trading. Each Employee is prohibited from buying, selling, or otherwise trading stock or other securities (or any derivative thereof) (i) of any company if such person is aware of any MNPI of such company or (ii) if such purchase, sale, or other trade is made on the basis, in whole or in part, of any MNPI.** Each Employee is similarly prohibited from (i) using or employing any third party to make any such purchase, sale, or other trade or (ii) providing any MNPI to any third party for any reason (including, but not limited to, any purpose related to any purchase, sale, or other trade of any stock or other securities).

Misuse of MNPI may be a violation of law, including state and federal laws relating to



the trading of securities. Serious consequences could result from the misuse of MNPI and may include civil and criminal liability, sanctions, significant fines, and imprisonment.

AMBRS's additional securities trading policies are summarized below in Section 2 of this Policy.

(ii)   Other Prohibited Uses. Any other use of MNPI that is not expressly permitted by this Policy is strictly prohibited.

1.3   <u>Protection of Confidential Information</u>.

(a)   <u>In General</u>. As a general rule, all Employees should exercise the utmost care when handling Confidential Information in order to avoid violating this Policy, any other AMBRS Policy, or any applicable legal, regulatory, or ethical requirements.

If you receive Confidential Information, you are required to follow the appropriate procedures outlined in this Policy and to comply with all other policies and procedures of AMBRS regarding the treatment of Confidential Information. If the existing policies and procedures of AMBRS do not address the handling of a particular type of information or circumstance, you should immediately contact your supervisor, department head, or the Compliance Officer for guidance.

(b)   <u>Specific Guidance - MNPI</u>. You must make every effort to safeguard all MNPI that comes to you through your work at AMBRS. You should at all times exercise caution when discussing MNPI, whether inside or outside the office. When outside the office, you should exercise special care due to the increased likelihood that unauthorized third parties may overhear discussions or see documents. MNPI is never to be discussed in social situations, nor with any unauthorized third parties (including, but not limited to, friends and relatives). Within the office, you should be careful in conversations not to disseminate MNPI to Employees or other individuals who do not have a bona fide "need to know" such information, such as employees of AMBRS's affiliated companies or to persons unaffiliated with AMBRS. Distribution of documents, notes, files, and other ratings-related work should be controlled and limited. When sharing MNPI with another Employee who has a legitimate "need to know" such information, the disclosing Employee is responsible for letting the recipient know that the information is Confidential Information or MNPI. Whether a particular Employee has a legitimate "need to know" regarding certain Confidential Information is discussed in Section 1.4 below.

 In addition to the foregoing, you should maintain the following safeguards to protect MNPI:

(i)   Calls with Interested Parties. On calls with interested parties, such as individual and institutional investors, underwriters of securities, insurance brokers, investment bankers, or the media, AMBRS's Rating Analysts may discuss the analysis supporting any rating assigned by AMBRS. However, under no circumstances should Rating Analysts discuss MNPI on any such calls or render or imply personal views with respect to specific ratings. Rating Analysts should discuss only information that has been publicly disclosed. Additionally, Rating Analysts are prohibited from discussing any commercial relationship between the interested party and AMBRS or its affiliates, or between AMBRS or its affiliates and any entity rated by AMBRS.

(ii)   Discussions. All Employees are strictly prohibited from discussing MNPI under circumstances in which persons (other than Rating Analysts who have a "need to know") could overhear such discussions. This rule applies at all times, both inside and outside the office. Employees should exercise extreme caution in participating in conversations in public places when using speakerphones or talking on cellular phones or in any other location/situation in which unauthorized persons may overhear or see MNPI.

(iii)   Documents. Documents (including electronic communications such as emails



and faxes), notes, files, and other ratings-related work products that contain MNPI should not be left out in the open (whether at work, at home, or anywhere else) where unauthorized personnel might see them.

        (iv)   Ratings. Employees are prohibited from disseminating, within or outside AMBRS, any pending Rating Action except in strict accordance with all applicable AMBRS Policies. (Note that an unpublished Credit Rating is considered MNPI.)

For additional guidance on sharing of Confidential Information, including MNPI, with other Employees, you are directed to AMBRS's Firewall Policy in Section 1.4 below.

1.4   **Firewall Policy.**

    (a)   **In General.** As part of AMBRS's commitment to fair and honest dealing in all aspects of its business, this Firewall Policy is intended to protect MNPI from improper use or disclosure by strictly limiting the sharing of such information within the AMBRS group.

This Firewall Policy is vital to ensuring that AMBRS's Ratings department operates without jeopardizing AMBRS credibility and reputation. The limitations on the use of information outlined in this Firewall Policy are necessary to prevent any actual or perceived impropriety in AMBRS's handling and use of Confidential Information, MNPI and other sensitive information.

    (b)   **The Firewalls.**

        (i)   "Need to Know". Except as otherwise specifically provided herein, MNPI (and other sensitive information) may only be shared within AMBRS with Employees who have a legitimate "need to know" such information in connection with the performance of their duties as an Employee of AMBRS. Within the Ratings Division, only Rating Analysts that are directly involved in a rated entity's rating relationship and their supervisors within the Rating Department qualify as bona fide "need to know" individuals. These individuals, under the direction of their supervisors may be allowed to share such information with the appropriate rating committee and thereafter with AMBRS personnel involved in the dissemination of ratings.

        (ii)   Operation of the Firewalls. The establishment of firewalls between AMBRS's departments does not imply that MNPI can circulate freely within a department. Nor is the establishment of these firewalls intended to prevent all communication of MNPI between departments. The "need to know" limitation applies to the sharing of MNPI among Employees in the same department, as well as the sharing of MNPI among Employees in different departments. All sharing and disclosing of MNPI within AMBRS is subject to this Firewall Policy.

        Business communications between Employees in different departments and related to or involving Confidential Information should be kept to a minimum and on a "need to know" basis. Employees are directed not to discuss company specific information, potential or pending Rating Actions, particular company transactions, or capital market initiatives with any Employee outside their immediate working group of "need to know" personnel.

        Except as otherwise outlined in this Policy, if an Employee believes that it is necessary or advisable to share certain MNPI with an Employee in another department, such Employee must notify the senior officer in his or her department, his or her Team Leader, and the Compliance Officer prior to sharing such information. Thereafter, such Employee may only act upon, and in strict compliance with, the determination of such senior officer, Team Leader, and/or Compliance Officer.

Except as otherwise specifically provided in this Policy, all Employees shall at all times comply with the following:



(A) Rating Analysts are prohibited from disclosing MNPI to Employees who do not have a bona fide need to know, including disclosing MNPI to Employees employed in the Ratings Division who are not directly involved in the rating process for the rated entity to which such information pertains.

(B) Rating Analysts are prohibited from discussing with employees of AMBRS's affiliated companies any commercial relationship that AMBRS's affiliated companies may have with rated companies.

(C) No Employee may suggest or imply that the purchase of any particular product or service offered by AMBRS or any of its affiliates will have a favorable effect on a rating. As part of their work responsibilities, Rating Analysts often make business related presentations to interested parties, particularly with respect to the rating process (or certain aspects of the process). In the course of these presentations, Rating Analysts may offer or may be asked to discuss the general nature of certain products and services offered by AMBRS or its affiliates. However, under no circumstances should any Rating Analyst enter into commercial discussions with any particular interested party and any commercial inquiries of interested parties should be directed to appropriate sales personnel.

(D) The opinions of AMBRS's Rating Analysts are developed by following AMBRS's processes, methodologies, policies, and procedures and are not to be influenced by any commercial relationship (or the absence of a relationship) between AMBRS or its affiliates and any third party.

(E) No Employee is permitted to attempt to exert improper influence on the opinions of any of AMBRS's Rating Analysts. Under no circumstance is it permitted for any Employee to try to influence the opinion of a Rating Analyst by referring to the commercial relationship (or the absence of a commercial relationship) between AMBRS or its affiliates and any third party.

(F) AMBRS's Rating Analysts and other Rating personnel may not participate in any business activities to the extent any such participation may give rise to an actual or perceived conflict of interest.

(G) Employees involved in determining, monitoring or approving Credit Ratings and those that participate in developing or approving procedures or methodologies used for determining Credit Ratings, including qualitative and quantitative models, are prohibited from initiating, discussing, negotiating, or arranging rating services fees.

(H) Rating Analysts may not discuss the deliberations relating to, or any Confidential Information used in determining, any AMBRS rating with any Employee outside of the "need to know" loop.

(I) AMBRS and Employees of AMBRS are prohibited from having any non-ordinary course business relationships with a Restricted Company. For instance, a non-ordinary course business relationship would include obtaining a loan from a Restricted Company at interest rates far below market rates or entering a business relationship with a rated entity, such as a joint venture. Ordinary course business relationships, such as purchasing insurance policies, mutual funds (excluding insurance Sector Funds), pension, healthcare or other services at market rates (arm's length transactions) are not considered non-ordinary course business relationships.

(J) Employees are prohibited from disseminating, whether within or outside AMBRS, pending rating actions except in strict accordance with all applicable AMBRS Policies.

(K)   Rating Analysts are prohibited from making proposals or recommendations, either formally or informally, regarding the design of structured finance products that AMBRS rates.

(L)   AMBRS and Employees of AMBRS are prohibited from providing consultancy or advisory services and from otherwise making proposals or recommendations to a rated entity or a related third party entity regarding the corporate or legal structure, assets, liabilities or activities of a rated entity or its related third parties.

> Note: Analysts are prohibited from engaging in communications with a rated entity or a potentially rated entity whereby the purpose of the analyst's communications is solely to offer such entity information on how the entity can achieve a specific rating. This does not prevent analysts from providing general feedback to a rated entity or related third parties or to a prospective rated entity with respect to the general treatment of information provided by the entity according to published methodology. This prohibition also does not apply to any communications that the company or its employees must disclose as a result of regulatory requirements.

(M)   Rating Analysts employed by A.M. Best Europe – Rating Services Limited and A.M. Best (EU) Rating Services B.V. are prohibited under Point 7, Section C Annex I of Regulation (EC) No 1060/2009 and the Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 from becoming employed in a "key management position" by any entity or its related third parties in which the analyst participated in determining a Credit Rating within six months of the Credit Rating.

(N)   Rating Analysts not employed by A.M. Best Europe – Rating Services Limited or A.M. Best (EU) Rating Services B.V. who vote in rating committees where the lead Rating Analyst of the subject of the credit rating is employed by A.M. Best Europe – Rating Services Limited or A.M. Best (EU) Rating Services B.V., are prohibited under Point 7, Section C, Annex I of Regulation (EC) No 1060/2009 and the Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019 from becoming employed in a "key management position" by any entity or its related third parties in which the Rating Analyst participated in determining a Credit Rating within six months of the Credit Rating.

> Note to (M) and (N): European Regulators have not defined "key management position", however, it is broadly accepted across EU and UK financial regulation that a "key management position" generally entails assignment of decision making, directly or indirectly, by means of delegation from the responsible bodies/persons, or responsibility for final sign-off of decisions to responsible bodies/persons within the company.

> These employment functions naturally point to positions that are generally referred to as part of the senior management of a company (board members, directors, executive officers, heads of departments, etc.). However, EU and UK regulators also believe that a case by case analysis is always needed to assess the extent to which a position may be effectively "key". For example, EU and UK regulators believe that a middle management position may be deemed as key to the extent to which it involves interactions with a credit rating agency.

(O)   Rating Analysts, upon becoming aware that another Rating Analyst has engaged in conduct that is illegal shall report such information immediately to the Compliance Officer. AMBRS management prohibits retaliation by other AMBRS staff or by AMBRS itself



against any employees who, in good faith, make such reports.

(P)   Employees shall immediately report to the Compliance Officer, via email, any instance where the Employee receives from any outside party (defined as any person not employed by A.M. Best Rating Services and its subsidiaries) information that alleges that an issuer of securities that are rated by A.M. Best has committed, or is committing, a violation of law.

Note: Employees are not expected to be experts in law and as such you are under no obligation to make any judgment regarding the materiality of an alleged violation of law, or to attempt to verify the accuracy of such alleged violation.

(Q)   Employees shall immediately report to the Compliance Officer, via email, any complaint received from any outside party (defined as any person not employed by, or a director of, A.M. Best Rating Services and its subsidiaries) regarding Credit Ratings, rating models, rating methodologies, or compliance with securities laws. Additionally, Employees are required to forward to the Compliance Officer copies of any documents received from such outside parties, including but not limited to, any information received by post or email.

1.5   Additional Obligations of Employees.

If an Employee becomes aware of anyone (within or outside AMBRS) who is misusing MNPI, or is taking a cavalier attitude towards its safeguard, such Employee has an obligation to AMBRS and to the entity providing such information to notify their supervisor, department head, and/or the Compliance Officer of this circumstance. In addition, if someone shows an unusual interest in rating activity for a particular rated entity, and that individual has no legitimate business reason to be apprised of such

information, Employees have an obligation to report such unusual or suspicious activity to their supervisor, department head, and/or the Compliance Officer. Potential abuse or misuse of MNPI could damage AMBRS's reputation and financial condition, which could ultimately jeopardize the welfare of AMBRS and its employees.

If an Employee becomes aware that another Employee or department of AMBRS is engaging, or has engaged, in conduct that is illegal, unethical, or contrary to AMBRS's policies and procedures, such Employee is required to report such information immediately, on either a disclosed or anonymous basis, to their supervisor, department head, and/or the Compliance Officer so that the matter can be reviewed and appropriate action can be taken. Employees are not expected to be experts in the law, but they are expected to report the activities that a reasonable person would question. The Compliance Officer is obligated to take appropriate action, as determined by applicable laws and regulations and the rules, procedures, and guidelines set forth by AMBRS. AMBRS prohibits retaliation by other Employees or by AMBRS itself against any Employee who, in good faith, make such reports.

SECTION 2

CONFLICTS OF INTEREST AND SECURITIES TRADING AND REPORTING POLICY

2.1   General Policies.

Except in certain limited circumstances, all Employees of AMBRS (and, in certain circumstances, members of their Immediate Family) are prohibited from owning any security, or becoming involved in any business, activity, association, organization, consulting role, or other activity, that could be interpreted as creating a real or potential conflict of interest or could in any way damage AMBRS's reputation. In addition to each Employee's duty of loyalty to AMBRS, each Employee has an obligation to preserve and protect AMBRS's reputation for independence, honesty, integrity, and fair dealing. All Employees are prohibited from engaging in any activity that might constitute or result in, or create the appearance of, any impropriety or conflict of interest.



AMBRS occupies a unique position as an objective and independent authority serving the insurance, financial services, health care, and other industries. AMBRS is committed to dealing fairly and honestly with issuers, investors, regulators, market participants, and the public and to providing ratings that are objective, independent, timely, and forward-looking.

Significant damage to AMBRS's reputation can result from any actual (or perceived) conflict of interest or impropriety. Therefore, all Employees are required to take a very conservative approach towards avoiding any such actual or perceived conflict of interest or impropriety.

The prevention of any actual (or perceived) conflict of interest or impropriety also ensures and reinforces the trust that rated entities place in AMBRS, which is vital to the continued high quality of our ratings.

2.2 **Conflicts of Interest.** To minimize the risk of any actual or perceived conflict of interest or impropriety, each Employee is subject to the following restrictions:

    (a) **Relationships with Restricted Companies, Government Agencies, and Self-Regulatory Bodies.**

        No Employee may:

        (i)   be employed by, provide services as an independent contractor to, serve on any board of directors or similar supervisory board of, or, except as specifically provided in Section 2.3 below, own any security (or any derivative thereof) issued by any Restricted Company or any entity affiliated with any Restricted Company (such as a parent, subsidiary, or sister company of such Restricted Company);

        (ii)   hold any elected or appointed government office, to the extent holding any such office may give rise to an actual or perceived conflict of interest;

        (iii)   serve in any capacity on any government or public agency, authority, commission, or regulatory body, to the extent any such service may give rise to an actual or perceived conflict of interest;

        (iv)   serve in any capacity on any self-regulatory body that has any function in the oversight of the insurance, financial services, health care, or capital markets, to the extent any such service may give rise to an actual or perceived conflict of interest;

        (v)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any trade or professional organization or association, to the extent any such service may give rise to an actual or perceived conflict of interest; or

        (vi)   serve on any board of directors or similar supervisory board of, be employed by, or provide services as an independent contractor to any broker or dealer engaged in the business of underwriting securities or money market instruments. This prohibition also applies to any person directly or indirectly controlling, controlled by or under the common control of AMBRS.

Employees must also promptly notify the Compliance Officer in the event that their Immediate Family Members serve in any of the capacities described in items (i) through (vi) above.

    (b) **Prohibition on Participating in Rating Actions.** In addition to the prohibitions enumerated in Section 2.2 (a) (i) through (vi) Employees are prohibited from participating in any aspect of the rating process or any Rating Action involving a Restricted Company or any security of a Restricted



Company if:

        (i)   you or any Immediate Family Member own any security of such Restricted Company (other than any such securities held in diversified mutual funds);

        (ii)   you or any Immediate Family Member serve on any board of directors or similar supervisory board of, or are employed by, any Restricted Company or any entity affiliated with any Restricted Company; or

        (iii)   a family, personal, or financial interest might unduly influence you in any way (for example, if your Immediate Family Member is employed by a company that does significant business with a Restricted Company).

Additionally, any Employee that served on any board of directors or similar supervisory board of, was employed by, or had any other relationship with a Restricted Company
(or any affiliate thereof) that may cause, appear to cause, or be perceived as causing a conflict of interest, is prohibited from participating in any aspect of the rating process or any Rating Action involving such Restricted Company or any security of such Restricted Company for a period of five years following the termination of such relationship.

To the extent that any Employee is subject to any of the foregoing restrictions, such person is required to inform the Compliance Officer upon the commencement, and upon the cessation or termination, of the circumstances subjecting such person to such restrictions. To the greatest extent possible, each such Employee shall provide advance notice of any such circumstances.

(c)   <u>**Gifts – Employees not involved in determining, monitoring or approving Credit Ratings.**</u>

     (i)   Except as otherwise specifically provided herein, Employees not involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services or anything similar (collectively gifts) totaling more than $100 USD annually from any Restricted Company (or any of its directors, employees, agents, or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such $100 USD limit applies collectively to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company to your Immediate Family Members who are currently employed by such Restricted Company are exempt from this Policy. Any single gift or gifts that, in aggregate, exceed the
$100 USD annual limit shall be promptly reported to the Compliance Officer and immediately relinquished to AMBRS for appropriate disposition.

     (ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company.

     (iii)   You are prohibited from soliciting (or in any way requesting money), gifts, favors, benefits, and anything similar from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.

     (iv)   Gifts of cash (or cash equivalents such as securities, gift cards, etc.) from any Restricted Company to you, and/ or your Immediately Family Members, are strictly prohibited under all circumstances.

     (v)   Attendance at high profile functions or events, such as the Super Bowl, the Oscars, and certain fundraisers, that are paid for by a Restricted Company are strictly



prohibited.

(vi)   Occasional meals provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit or the reporting requirement set forth in subsection (ii) above. Entertainment provided by a Restricted Company in connection with legitimate AMBRS business activities with such company, which are neither so frequent nor so extensive as to raise any question of impropriety or undue influence, are not subject to the annual gift limit, but are subject to the reporting requirements in subsection (ii) above. The provisions of this subsection (vi) do not apply, however, if there is no legitimate business purpose underlying any such meal or entertainment activity.

(vii)   Transportation, lodging, and meal expenses to attend a business meeting with a Restricted Company may be paid for or reimbursed by the Restricted Company if (A) you obtain prior approval from the head of your department, (B) the location of the meeting is appropriate for the purpose of the meeting (e.g., the Restricted Company's offices), and (C) transportation, lodging, and meal expenses for any outside (personal) guest are not paid for or reimbursed by the Restricted Company. Such payment or reimbursement by a Restricted Company is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(viii)   Transportation, lodging, and meal expenses for eligible Employees that are requested to make business presentations at a Restricted Company sponsored event may be paid for or reimbursed by the Restricted Company if such Employee obtains prior approval from the head of his or her department and no similar payment or reimbursement is made with respect to any guests of such employee. Payment or reimbursement of transportation, lodging, and meal expenses are not subject to the reporting requirement, but in no instance exceed the period beginning the night before and ending the morning after the presentation is made. Entertainment in connection with such events, provided such entertainment does not raise any question of impropriety or undue influence, is not subject to the annual gift limit, but is subject to the reporting requirements in subsection (ii) above.

(d)   Gifts – Employees involved in determining, monitoring or approving Credit Ratings.

(i)   Except as otherwise specifically provided herein, Employees involved in determining, monitoring or approving Credit Ratings and their Immediate Family Members are prohibited from accepting gifts, benefits, services, entertainment or anything similar (collectively gifts) from any Restricted Company (or any of its directors, employees, agents, underwriters, sponsors or representatives) or from any third party representing or in any way affiliated with any Restricted Company. Such prohibition applies to all gifts received by you and your Immediate Family Members, except that gifts from a Restricted Company by an Immediate Family Member who is currently employed by such Restricted Company are exempt from this Policy.

(ii)   You are required to report any gift received by you or your Immediate Family Members from any Restricted Company, excluding those gifts expressly permitted under section (iv) below.

(iii)   You are prohibited from soliciting or in any way requesting gifts from any Restricted Company (or any of its directors, employees, agents, or representatives) or any third party representing, or in any way affiliated with, any Restricted Company.



(iv)   **Permitted Gifts** – Employees who participate in determining, monitoring or approving Credit Ratings are permitted to receive gifts from Restricted Companies in the context of normal business activities such as note pads, pens and refreshments, including light lunches, during meetings at the company's offices that have an aggregate value of no more than $25.00 USD per person and per day. **Such employees are prohibited from accepting any gift, regardless of its value, that has no use in conducting the meeting.**

(e)   **Issuing or Maintaining Certain Credit Ratings.** Rule 17g-5(c) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") prohibits nationally recognized statistical rating organizations (including AMBRS) from having the following conflicts of interest:

(i)   Issuing or maintaining a Credit Rating solicited by a person that, in the most recently ended fiscal year, provided the nationally recognized statistical rating organization with net revenue equaling or exceeding 10% of the total net revenue of the nationally recognized statistical rating organization for such fiscal year; or

(ii)   Issuing or maintaining a Credit Rating with respect to a person (excluding a sovereign nation or an agency of a sovereign nation) where the nationally recognized statistical rating organization, a Rating Analyst that participated in determining the Credit Rating, or a person responsible for approving the Credit Rating directly or indirectly controls, is controlled by, or is under common control with the person that is subject to the Credit Rating.

Additionally, Mexico's regulatory restrictions prohibit A.M. Best America Latina from rating any entity that owns or controls five percent or more of A.M. Best America Latina.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of these provisions is strictly prohibited.

(f)   **Disclosure of Other Potential Conflicts.** With respect to every rating process or action in which an Employee participates, that Employee is required to disclose to their department head and the Compliance Officer any other potential conflicts of interest not otherwise covered in this Policy. The Compliance Officer, after consultation with the Employee's department head, will determine whether any such potential conflict of interest could reasonably be expected to (or appear to) compromise or otherwise impair the Employee's ability to participate in an objective and independent manner with respect to such Rating Action or process. **Remember: You are required to use your utmost care to avoid even the appearance of any impropriety or conflict of interest.**

(g)   **Additional Restrictions.** It may be necessary from time to time for AMBRS to impose greater restrictions than those set forth in this Section 2.2 with respect to a particular department of AMBRS. To the extent AMBRS institutes any additional restrictions Employees will be given notice thereof by AMBRS.

2.3   Securities Trading and Reporting.

(a)   **Restricted Securities.**

It is AMBRS's view that any purchase, ownership, or trade of any security issued by a Restricted Company (or any derivative thereof) and Insurance Sector Funds by AMBRS or any Employee is likely to give rise to a conflict of interest or at least create an appearance of impropriety or a conflict of interest. To protect and sustain AMBRS's long established reputation for honesty, integrity, and fair dealing, AMBRS maintains strict policies with respect to purchasing, owning, and trading Restricted Securities.



In addition to the rated companies listed on the Ratings Center of AMBRS's website, AMBRS also maintains an internal list of Restricted Companies (the "Restricted List") as a convenience to aid Employees in identifying Restricted Securities. Companies are added to the Restricted List when the company requests AMBRS to initiate a review process which is intended to lead to the issuance of a Best Financial Strength Rating, a Best Issuer Credit Rating, a Best's Issue Credit Rating , or any other Best Credit Rating. It is the responsibility of Employees with knowledge of the rating request to immediately notify the Compliance Officer that such process has been initiated and supply the names and ticker symbol, if applicable, of the entities that should be added to the Restricted List. It should be noted that although AMBRS attempts to maintain a current and exhaustive listing on its website and Restricted List, great care should be exercised before trading any securities issued by companies within the insurance, financial services and health care sectors.

To help ensure that Employees do not inadvertently engage in securities transactions that are contrary to AMBRS's securities ownership and trading policies, all Employees of AMBRS are strongly encouraged to report, through the electronic "Securities Certification System", all intended purchases of securities other than diversified mutual funds and non-Insurance Sector ETFs prior to placing the purchase order, whether such order or purchase is intended to be made directly by the Employee or an Immediate Family Member, or a person acting on behalf of such Employee or Immediate Family Member (for example: a financial planner or advisor).

Additionally, this Policy requires that all Employees promptly inform the Compliance Officer of any sector fund or rated company and/or their subsidiaries, affiliates or parent company of such rated entity that should be added to or deleted from the Restricted List.

The following paragraphs summarize AMBRS's policies with respect to Restricted Securities. Employees must refer to AMBRS associated policies and procedures with respect to securities trading, ownership and reporting requirements.

(b) **Corporate Investments by AMBRS.**

A.M. Best Rating Services, Inc., its subsidiaries, their pension, profit sharing and retirement plans and any other accounts controlled by A.M. Best Rating Services, Inc. or its subsidiaries are prohibited from owning or trading Restricted Securities.

(c) **Personal Investments by Employees.**

(i)   Employees are required to disclose upon employment, and thereafter on a quarterly basis, the name(s) of any company(s) providing brokerage services (Brokerage and non-Brokerage) to the Employee or their Immediate Family Members. Upon request, Employees are required to provide AMBRS with original copies of all brokerage account statements, including trade confirmations, for all such accounts held by the Employee and their Immediate Family Members.

(ii)   Restricted Securities owned by Employees in pension, retirement, profit sharing, or similar accounts sponsored by a former employer and which are not freely alienable, or securities that cannot be liquidated without penalty (excluding capital gains/losses), are not subject to the liquidation requirements of this Section 2.3(c) or Section 2.3(d). Employees are precluded from beneficially purchasing additional shares of such Restricted Securities and all holdings and transactions in such Restricted Securities must be reported (see Section 2.3(d) below). Once such Restricted Securities can be liquidated without penalty, however, they shall immediately become subject to this Section 2.3(c) and Section 2.3(d). Any Employee who owns Restricted Securities subject to this subsection (ii) is required to recuse himself or herself from all rating deliberations, processes, and actions involving any such Restricted Securities or the rated company to which they relate.

(iii) Except as otherwise expressly provided for in AMBRS securities ownership,



trading and reporting policies, all Employees and their Immediate Family Members are prohibited from owning or trading any Restricted Securities. Notwithstanding the foregoing provision of this subsection (iii), an Employee's Immediate Family Member who is currently employed by a Restricted Company is exempt from this prohibition insofar as it relates to the Restricted Securities of such Restricted Company that are considered to be part of their compensation, subject to the limits described in Section 2.3(c)(iv) or 2.3(c)(v).

(iv)   An Immediate Family Member of any Employee may hold Restricted Securities of their current employer only in Non-Brokerage Accounts or profit sharing accounts (e.g., Employee Stock Ownership Programs) sponsored by such employer. All holdings and transactions in such securities by an Immediate Family Member must be reported (see Section 2.3(d) below). Upon termination of employment, Immediate Family Members are required to liquidate all Restricted Securities that are not subject to penalty (excluding capital gains/losses). Employees with Immediate Family Members who own Restricted Securities exempted under this subsection (iv) are required to recuse themselves from all rating deliberations, processes, and actions involving any related rated company.

(v)   An Immediate Family Member of any Employee may be the beneficial owner of Restricted Securities if the Restricted Securities are held in Blind Trusts or similar arrangements pursuant to which such Immediate Family Member does not have direct or indirect control, discretion, or influence over any purchase, sale, or trade involving such Restricted Securities. Restricted Securities beneficially owned by an Employee's Immediate Family Member as described in this subsection (v) are exempt from the liquidation requirements of this policy.

(d) **Reporting Requirements**.

(i)   All Employees are required to disclose their ownership of Restricted Securities by completing the "Restricted Securities Disclosure Form" each calendar quarter and submitting such electronic form, within 10 business days after the end of such calendar quarter. All new Employees are required to complete the Restricted Securities Disclosure Form when hired or appointed or elected to the board.   The Restricted Securities Disclosure Form requires disclosure of all Restricted Securities beneficially owned by the Employee and their Immediate Family Members.

(ii)   If a newly hired employee of AMBRS (or any member of any such Employee's Immediate Family) owns Restricted Securities that are required to be liquidated, 100% of the Restricted Securities must be liquidated within 90 days of the date of hire.

(iii)   Periodically, the list of rated entities set forth on the AMBRS Ratings Center web page and the internal Restricted List are updated to reflect newly rated companies and other updates. In the event that new rated entities are added to the AMBRS Ratings Center web page and/or new Restricted Companies are added to the Restricted List, each Employee is obligated to determine if they or their Immediate Family Members own any Restricted Securities of such entities. Furthermore, if the Employee is a Rating Analyst that follows any such Restricted Company, he or she must notify the Compliance Officer and must recuse himself or herself from following such Restricted Company until the holdings are liquidated. If an Employee or their Immediate Family Members own securities that become Restricted Securities, those securities must be liquidated within 90 days from the date it was added to the Restricted List.

(iv)   At the end of each calendar quarter, all Employees (on behalf of themselves and their Immediate Family Members) are required to complete and electronically submit a "Quarterly Compliance Certificate". The Quarterly Compliance Certificate requires Employees to: (1) certify that they have read and understand AMBRS securities trading ownership and reporting policies and procedures and that they have faithfully complied with the terms and conditions of all such policies; and (2) state whether or not they or their Immediate Family Members engaged in any trading of Restricted Securities in such quarter. All active Employees are required to complete and return the Quarterly Compliance Certificate within 10 business days of the end of each calendar quarter. If any Employee or their Immediate Family



Members did engage in trading Restricted Securities during such quarter, such Employee is required to provide the requested information.

(v)　Employees are strongly encouraged to enter all intended securities purchases (as applicable) in the electronic "Securities Certification System" described in section 2.3 (a) above prior to execution.

(vi)　Employees and their Immediate Family Members may be required to electronically forward Brokerage Account information to securities surveillance systems used by AMBRS.


SECTION 3

PROHIBITED UNFAIR, COERCIVE, OR ABUSIVE PRACTICES; BAN ON REPRESENTATIONS


3.1　Prohibited Unfair, Coercive, or Abusive Practices.

Section 15E(i)(1) of the Exchange Act provides that the Commission may prohibit certain specified acts or practices if the Commission determines that the act or practice is unfair, coercive, or abusive. The Commission has determined that the following acts are of such nature and are prohibited:

(a) Conditioning or threatening to condition the issuance of a credit rating on the purchase by an obligor or issuer, or an affiliate of the obligor or issuer, of any other services or products, including pre-credit rating assessment products, of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS cannot condition or threaten to condition the issuance of a Credit Rating on the purchase by an obligor, issuer, or its affiliates, of any other product or service offered by AMBRS or any of its affiliates (for instance; A.M. Best Company, Inc. news services, data products, publications, Best's Capital Adequacy Ratio model, etc.);

(b) Issuing, or offering or threatening to issue, a credit rating that is not determined in accordance with the nationally recognized statistical rating organization's established procedures and methodologies for determining credit ratings, based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an initial Credit Rating that is higher than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;

(c)　Modifying, or offering or threatening to modify, a credit rating in a manner that is contrary to the nationally recognized statistical rating organization's established procedures and methodologies for modifying credit ratings based on whether the rated person, or an affiliate of the rated person, purchases or will purchase the credit rating or any other service or product of the nationally recognized statistical rating organization or any person associated with the nationally recognized statistical rating organization:

> Example: AMBRS assigns an existing Credit Rating a higher credit rating than that which would otherwise be assigned if AMBRS followed its methodologies/criteria based on the fact that the obligor, issuer, or its affiliates agrees to pay AMBRS or its affiliates for the Credit Rating or another product or service;



(d) Issuing or threatening to issue a lower credit rating, lowering or threatening to lower an existing credit rating, refusing to issue a credit rating, or withdrawing or threatening to withdraw a credit rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by the nationally recognized statistical rating organization, where such practice is engaged in by the nationally recognized statistical rating organization for an anticompetitive purpose;

> Example: AMBRS issues or threatens to issue a lower initial Credit Rating, lowers or threatens to lower an existing Credit Rating, refuses to issue a Credit Rating, or withdraws or threatens to withdraw a Credit Rating on an asset-backed securities transaction unless all or a portion of the underlying assets are also rated by AMBRS where the purpose of requiring that the underlying assets be rated by AMBRS is intended to reduce competition among credit rating agencies.

Depending on the circumstances listed in (a) through (d) above, Employees should be aware that, "threatening to condition," "threatening to issue," "threatening to modify," "threatening to lower," and "threatening to withdraw" could include directly, indirectly, or implicitly threatening to take these actions. Similarly, "offering to issue" and "offering to modify" could include directly, indirectly, or implicitly offering to take these actions. Additionally, item (d) above could include "threatening to refuse" to issue a rating directly, indirectly or implicitly.

(e)   The nationally recognized statistical rating organization issues or maintains a credit rating with respect to an obligor or security where the nationally recognized statistical rating organization or a person associated with the nationally recognized statistical rating organization made recommendations to the obligor or the issuer, underwriter, or sponsor of the security about the corporate or legal structure, assets, liabilities, or activities of the obligor or issuer of the security;

> Note: This prohibition was adopted to address the potential lack of impartiality that could arise when a nationally recognized statistical rating organization determines a credit rating based on a corporate structure that was developed after consultations with the nationally recognized statistical rating organization or its affiliate on how to achieve a desired credit rating. In simple terms, the rule prohibits a nationally recognized statistical rating organization from rating its own work or the work of an affiliate.

(f)   The nationally recognized statistical rating organization issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by a person within the nationally recognized statistical rating organization who has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models;

(g)   The nationally recognized statistical rating organization issues or maintains a credit rating where a credit analyst who participated in determining or monitoring the credit rating, or a person responsible for approving the credit rating received gifts, including entertainment, from the obligor being rated, or from the issuer, underwriter, or sponsor of the securities being rated, other than items provided in the context of normal business activities such as meetings that have an aggregate value of no more than $25.00 US;

(h)   AMBRS is prohibited from issuing an initial credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument unless AMBRS makes the required provision for the disclosure of the initial rating engagement and other required information to other nationally recognized statistical rating organizations and has obtained the necessary representations from the issuer, sponsor or underwriter of the securities;

(i)   The nationally recognized statistical rating organization issues or maintains a credit rating



where a person within the nationally recognized statistical rating organization who participates in determining or monitoring the credit rating, or developing or approving procedures or methodologies used for determining the credit rating, including qualitative and quantitative models, also:

> (1) Participates in sales or marketing of a product or service of the nationally recognized statistical rating organization or a product or service of an affiliate of the nationally recognized statistical rating organization; or

> (2) Is influenced by sales or marketing considerations.

Notwithstanding any provision to the contrary in this Policy or any other AMBRS Policy, any action by AMBRS or by any Employee which violates, or might reasonably be expected to lead to or result in a violation of, the provisions set forth in this Section 3.1 is strictly prohibited.

3.2 **Ban on Representations.**

Pursuant to Section 15E(f) of the Securities Exchange Act of 1934, Article 10 of Regulation (EC) 1060/2009, and Article 10 of the Credit Rating Agencies (Amendment etc.) (EU Exit) Regulations 2019, AMBRS and each of its Employees are prohibited from representing or implying in any manner whatsoever that AMBRS has been designated, sponsored, recommended, or approved, or that AMBRS's abilities or qualifications have in any respect been passed upon, by the United States or any agency, officer, or employee thereof, or any other non-U.S. Government or regulatory body.


AM Best Rating Services

A.M. BEST RATING SERVICES, INC.
CRPC POLICY

Document Number: 5
Subject Matter: Communication & Dissemination of Ratings
Effective Date: 29 August 2019

Purpose: The purpose of this CRPC Policy is to provide a framework for the accurate and consistent notification of rating determinations across the Rating Evaluation, Assessment and Determination Function. In addition, it provides guidance on company requests to appeal, withdraw or refuse a rating determination (including previously published Best's Credit Ratings (BCRs)). Lastly, this CRPC Policy formalizes the dissemination requirements for BCRs and non-rating opinions.

1. AMBRS requires full protection and proper use at all times of Confidential and Material Non-Public Information (MNPI), as defined in Compliance Policy C-5, received from clients or created internally. Unpublished rating determinations or any other Rating Actions prior to dissemination are considered MNPI and are to be treated with due care at all times. Any employee who becomes aware of an unpublished rating determination in any form (print, verbal, digital), must consider the security of the information to prevent any further release. Only authorized personnel may disseminate an unpublished rating determination to an authorized recipient.

2. MNPI is protected and controlled internally within AMBRS and is to be shared strictly on a "need to know" basis.

3. Prior to the dissemination of a Rating Action, a member of the Analytical Team is to make reasonable efforts to inform the client of the decision and principal grounds on which it was rendered to ensure accuracy and to safeguard MNPI.

4. The process for the communication and dissemination of Rating Actions establishes the steps necessary to minimize errors and misrepresentations in ratings and corresponding disclosures and reports. Rating disclosures are to be complete and provide appropriate insight into the nature, limitations and risks of the rating process.

5. Rating Actions for public release, including withdrawals, will be disseminated as soon as practicable and are not to be disclosed on a selective basis.

Inception Date: 08/29/19
Revision Dates:

AM Best Rating Services

A.M. BEST RATING SERVICES, INC.
CRPC ANALYTICAL PROCEDURE

Document Number: 5A
Subject Matter: Client Rating Notification
Effective Date: 29 August 2019

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1. Following a rating determination, a member of the Analytical Team will make reasonable efforts to inform the entity/issuer of the Rating Action and the critical information and principal considerations on which the determination is based.

   1.1. Reasonable notification efforts may include any combination of the following: conference call, email, or in-person meeting, and may be supplemented by a letter (which includes the rating rationale) and, if needed, a draft press release.

   1.2. The notification must afford the entity/issuer an opportunity to clarify any factual errors, factual omissions, or factual misperceptions that would have a material effect on the rating determination.

   1.3. All rating notifications completed via a conference call will be documented as meeting notes as per CRPC Analytical Procedure 3A.

   1.4. The rating notification should only be made to a person authorized to receive Material Non-Public Information (MNPI) both internally (i.e., based on a "need to know basis") and when communicating with the client.

2. **Special Notification Requirements**

   2.1. For Best's Credit Ratings (BCRs) emanating from A.M. Best Europe Rating Services Ltd. (AMBERS) or A.M. Best (EU) Rating Services B.V. (AMB-EU), the rating notification must only be communicated to pre-designated contacts at the rated entity. The rated entity will be informed of the rating determination and of the principal grounds on which the rating determination is based during its working hours (i.e., the entity's working day) and at least a full working day before dissemination, in order to give the entity an opportunity to draw attention to any factual errors.

      a. AMBERS/AMB-EU Rating Analysts must send email notification to their company contact supplementing their telephone conversations with company management to effectively start the full working day clock.

      b. In cases where the company contact is not available via telephone, email notification will be sent requesting confirmation of receipt. This confirmation of receipt will effectively start the full working day clock. In the rare case where no response is provided following these reasonable efforts to make notification, AMBERS/AMB-EU Rating Analysts will document that no response has been received from all efforts to make notification and will disseminate the Rating Action.

2.2. Any Rating Action that will update an AMBERS/AMB-EU BCR, even if the Rating Action does not emanate from AMBERS/AMB-EU, must follow the above notification requirements for the notification and dissemination of the entire population of affected BCRs.

2.3. BCRs endorsed into the European Union are subject to the same notification requirements; however, they may be disseminated earlier than a full working day from the notification as long as the reason for the early dissemination is documented in the Rating System.

2.4. For BCRs emanating from A.M. Best América Latina, S.A. de C.V. on entities/issuers domiciled in Mexico that are intended to be disseminated to the public, the Analytical Team must notify the local Compliance department of the pending Rating Action following the company rating notification to permit the appropriate disclosure to the regulator.

3. **Initial BCRs**

3.1. The notification of a rating determination regarding the initial development of a BCR, intended to be the first publicly available dissemination on the entity/issuer/security, will be made in the same manner as outlined in Section 1 above.

3.2. The entity/issuer will have 10 calendar days following the date of the rating determination to accept the initial BCR opinion. All initial BCR opinions not accepted within the 10 day window must go back through the rating committee process.

    a. A new rating committee is required and must include a new Rating Proposal and documentation of the deliberation and vote to include any new, relevant information.

3.3. The Analytical Team will not publicly disseminate an initial BCR if the requesting entity/issuer declines to make the initial rating determination public.

4. Public/private BCRs will be disseminated (to the public or on a private basis) as per CRPC Analytical Procedure 5D following the rating notification.

Inception Date: 08/29/19
Revision Dates:

A.M. BEST RATING SERVICES, INC.
CRPC ANALYTICAL PROCEDURE

Document Number: 5E
Subject Matter: Press Releases
Effective Date: 29 August 2019

1. All Rating Actions on public Best's Credit Ratings (BCRs) disseminated to the public via posting to the Recent Rating Activity page of the A.M. Best Rating Services, Inc. (AMBRS) website (i.e., rating activity posting), require a press release in the circumstances outlined below.

    1.1. The withdrawal of a BCR (excluding private BCRs) on an existing entity, issuer or security requested by the rated entity or as a result of an AMBRS business decision. The press release must be published in conjunction with the final Rating Update and satisfy the requirements outlined in section 4 of this CRPC Procedure.

    1.2. An appealed Rating Action[1] that results in a change to the original rating determination for any of the scenarios listed below. The press release must indicate the Rating Action was the result of an accepted appeal.

        a. BCRs endorsed into the European Union by A.M. Best Europe Rating Services, Ltd. (AMBERS) or A.M. Best (EU) Rating Services B.V. (AMB-EU);
        b. BCRs on entities or issuers domiciled in Brazil; or,
        c. BCRs emanating from:
            i. AMBERS;
            ii. AMB-EU;
            iii. A.M. Best Asia-Pacific Ltd. (AMBAP); or,
            iv. A.M. Best Asia Pacific (Singapore) Pte. Ltd.

    1.3. Any Rating Action on a public BCR that includes a methodology deviation.

    1.4. Any Rating Action on a public BCR issued on a company domiciled in Mexico or Panama to include the requirements outlined in Section 4 below.

2. For required press releases associated with Rating Actions on entities or issuers domiciled in Brazil, the press release will be published in English and Portuguese.

3. For required press releases emanating from A.M. Best América Latina, S.A. de C.V. (AMBAL) the press release will be published in English and Spanish.

4. **Press Release Content Requirements**

    4.1. Where the publication of a press release in conjunction with the rating activity posting of a Rating Action is required, the press release must:

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[1] Excluding appealed Rating Actions for private BCRs and other private non-rating opinions.

    a. include a web link to the rating activity posting of the Rating Action;

    b. be developed using the approved press release template based on the employed location of the lead Rating Analyst[2]; and,

    c. identify the name of at least one member of each Analytical Team.

4.2. All Rating Action press releases to be issued on a company/issuer domiciled in Mexico must:

    a. be developed using the Mexico press release template[3];

    b. include in the body of the press release, except where a web link is permitted, the related public disclosure requirements as per regulation;

    c. include, if applicable, the contractually obligated information AMBRS should receive from its client pertaining to any securities rating that is solicited by the client from a third party credit rating agency (CRA) in the two months prior to the issuance of an AMBRS Issue Credit Rating; and,

    d. include the name of the third party CRA that granted the respective rating, as well as the rating it gave to the securities in question.

4.3. The Spanish language press release for a Rating Action which downgrades the BCR of a company domiciled in Panama must:

    a. be issued within five business days from the dissemination date of the Rating Action; and,

    b. be released through the Panamanian Circuit of Business Wire.

4.4. Press release requirements for Rating Actions which result from a company request or AMBRS business decision to withdraw a BCR must clearly identify all of the following:

    a. the outcome of the rating committee (i.e., final Rating Update);

    b. the rating committee justification for the final Rating Update (i.e., reason for withdrawal);

    c. by whom the BCR withdrawal was initiated (i.e., AMBRS or the entity/issuer);

    d. that the BCR will no longer be monitored; and,

    e. if a final Rating Update could not be determined, as decided by a rating committee, the reason a determination could not be made must be summarized in the press release.

NOTE: For AMBAL, in the case of a rating withdrawal where the issuer/rated entity is asking for the withdrawal due to a downgrade, the press release must be issued, at the latest, by the next business day following the withdrawal with an indication that this is the final Rating Update and that the withdrawal is due to the downgrade (all other disclosure requirements still apply).

4.5. In the event a press release contained an erroneous BCR(s) the error will be corrected through a new press release (in the applicable language) that states:

    a. all media in which the incorrect publication of the rating has occurred (e.g., an incorrect rating appears within the Recent Rating Activity on AMBRS's website); and,

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[2] In the case of a business decision to produce a joint office press release that includes Rating Actions emanating from multiple office locations, the office location of the lead Rating Analyst of the lead Rating Unit within the organization's operating structure will govern which press release template is used.

[3] A joint office press release that includes an AMBAL Rating Action can only supplement and not replace the Mexico press release template.

b. the corrected BCR(s).

5. Press Release Development and Dissemination Process

5.1. The Analytical Team will develop and provide a draft press release to Public Relations and the Quality Assurance Group when a press release is required.

    a. Quality Assurance will cross-check the draft press release content against the prepared content within the Rating System for the item(s) to be released to the Recent Rating Activity webpage.

    b. Public Relations will review/edit and return a clean copy of the press release to the Analytical Team to send to the subject company.

5.2. The Analytical Team must send the release to a person at the subject company authorized to receive Material Non-public Information (MNPI), as defined in Compliance Policy C-5, requesting their review of the release. The company is not permitted to change content contained in the draft press release (including changes in text using a synonym of the original word) other than edits that:

    a. remove MNPI;
    b. correct factual errors (includes grammatical/spelling errors);
    c. correct factual misperceptions; or,
    d. add material factual omissions, excluding MNPI, that were considered in the rating determination.

5.3. Any company-recommended changes incorporated into the draft press release will be recorded in the Analytical Record. The updated press release is to be forwarded to Public Relations for a final review/edit.

5.4. If required or otherwise, the Analytical Team will facilitate the translation of the final press release into the appropriate language and provide translations to Public Relations.

5.5. Following the Rating Evaluation, Assessment and Determination Function release of the Rating Action(s), a system-generated notification is provided to Public Relations and the Quality Assurance Group to complete the following as applicable:

    a. Public Relations will:

        i. post the press release to the AMBRS website and Business Wire (all language versions); and,
        ii. post to BestWire for subscriber distribution (English version only).

    b. Quality Assurance will:

        i. compare the website publication of the BCR(s) to the Rating System and Document Retention System; and,
        ii. review that the final press release (including any translation) was posted to the website.

Inception Date: 08/29/19
Revision Dates:


A.M. BEST RATING SERVICES, INC.
CRPC ANALYTICAL PROCEDURE

Document Number: 5F
Subject Matter: Credit Reports
Effective Date: 29 August 2019

1. The Credit Report is produced in conjunction with a Standard Rating Update on Financial Strength Ratings (FSRs)/Issuer Credit Ratings (ICRs)[1] and should reflect the completed analysis and rating determination for the associated Rating Unit.

    1.1. The lead Rating Analyst for the Rating Unit will complete a draft of the Credit Report in the Rating System that is reviewed by the Reviewer prior to presentation of the Rating Proposal at a rating committee.

        a. Following rating committee deliberation, the Rating Analyst must incorporate any changes to the Credit Report required to reflect the rating committee's decision and feedback on specific issues/trends related to the company's operations, financial results, and A.M. Best Rating Services, Inc. (AMBRS) opinion.

2. For Event Driven Rating Updates on FSRs/ICRs, the Rating Analyst must update the relevant sections (related or impacted by the event) of the Credit Report, incorporate rating committee feedback and submit it to the Reviewer.

3. After rating committee, the updated Credit Report will be reviewed by the Reviewer and should be distributed to the company for comment within five business days of the rating dissemination to provide Rating Unit management an opportunity to identify any misrepresentations, errors or the presence of Material Non-Public information (MNPI) as defined in Compliance Policy C-5.

4. In all cases, the Credit Report must be published (i.e., revised version available on-line) within 20 calendar days of the rating dissemination.

5. Once published through the Rating System, current and historical Credit Reports are retained and available on the AMBRS website.

Inception Date: 08/29/19
Revision Dates:

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[1] A Credit Report is not required for Structured Finance Product rating opinions; however, one may be completed on an ad-hoc basis.


AM Best Rating Services

A.M. BEST RATING SERVICES, INC.
CRPC POLICY

Document Number: 7
Subject Matter: READ Function Recordkeeping
Effective Date: 29 August 2019

Purpose: The purpose of this CRPC Policy is to provide a framework for Rating Evaluation, Assessment, and Determination (READ) Function recordkeeping practices pertaining to access, maintenance, storage, retention, and handling of information relating to rating operations. There are two primary objectives associated with this CRPC Policy: (i) maintenance of records sufficient to fully support and allow reconstruction of the analytical process for any given Best's Credit Rating (BCR) and non-rating opinion; and, (ii) prevention of the misuse of Confidential or Material Non-Public Information (MNPI) as defined in Compliance Policy C-5.

1. In accordance with the Global Record Retention Policy, A.M. Best Rating Services, Inc. (AMBRS) employees are to maintain accurate, detailed and comprehensive records to provide sufficient support to the analytical process and the BCR and non-rating opinion determinations made, and to allow reconstruction of the analytical process for a given Rating Action.

2. AMBRS shall implement and maintain at all times control processes and procedures to prevent the misuse of Confidential Information and MNPI obtained and created in connection with providing credit rating and non-rating opinion services. All Confidential Information and MNPI must be handled with due care.

Inception Date: 08/29/19
Revision Dates:



A.M. BEST RATING SERVICES, INC.
CRPC ANALYTICAL PROCEDURE

Document Number: 7A
Subject Matter: Analytical Record
Effective Date: 29 August 2019

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1. Rating Analysts are responsible for the creation and maintenance of a record of all analytically relevant information gathered and produced in the determination and dissemination of a Best's Credit Rating (BCR) or other non-rating opinion. This Analytical Record will be completed for each company/issuer within their respective portfolios.

2. All information identified as analytically relevant for a Rating Action or otherwise considered part of the Analytical Record as outlined in any CRPC Procedure must be retained. The primary systems for retention are the Document Retention System and/or Rating System. Certain financial data or company-specific information may also be maintained on secure internal databases or servers used to feed data to tools or worksheets used by analytical staff. This data is to be retained within these internal databases and servers.

   2.1.   It is not required that a Rating Analyst include all email correspondence with a company/issuer within their portfolio; however, communications which are, in the opinion of the Rating Analyst, relevant to the rating activities for the company/issuer should be retained in the Document Retention System.

3. **Handling of Confidential & Material Non-Public Information**

   3.1.   All physical and electronic documents, whether received from an external source or produced internally, containing Confidential or Material Non-Public Information (as defined in Compliance Policy C-5) must be uploaded into the Document Retention System as soon as possible upon receipt. Where possible, such documents, particularly those that directly support or evidence a Rating Action, should be stored in a format that does not allow revisions to be saved over the original file to protect such material from alteration.

   3.2.   Physical documents containing Confidential Information or Material Non-Public Information (MNPI) that are currently in-use for the rating process or other legitimate business reason must be secured (i.e., locked in a secure location) in the responsible employee's (i.e., the Rating Analyst or administrative staff member with a legitimate business reason for possessing the document) work area when not in use in order to prevent unauthorized persons from gaining access to such material.

      a.   Physical documents deemed MNPI must never be out of the responsible employee's view while being scanned into the Document Retention System and the responsible employee must destroy or re-secure the physical document following scanning.

      b.   In cases where a document containing MNPI is being created as part of an administrative process and is not yet complete (e.g., a press release or Rating Proposal) and cannot be readily scanned and uploaded, the information must remain secure (i.e., appropriately locked when not in use and shared only on a need to know basis) and in compliance with Compliance Policy C-5 and this CRPC Analytical Procedure.

   c. At no time should MNPI be left unsecured when the responsible employee in possession of such material is away from their work area for any reason and must be destroyed, in accordance with Section 3.3 below, upon the conclusion of the rating process and completion of uploading.

3.3. Physical documents containing Confidential Information and MNPI will be completely destroyed or shredded following upload. All A.M. Best Rating Services, Inc. (AMBRS) offices maintain sealed containers for disposal of such physical documents by employees. Items placed in these containers are shredded by contracted parties.

3.4. For BCRs emanating from A.M. Best Europe Rating Services Ltd. (AMBERS) and A.M. Best (EU) Rating Services B.V. (AMB-EU), the Rating Evaluation, Assessment and Determination (READ) Function will maintain the following lists for each BCR disseminated:

   a. a list of persons with access to the BCR, BCR outlook or any other MNPI before AMBERS/AMB-EU discloses the BCR; and,

   b. a list of persons to whom the BCR is communicated in advance of the AMBERS/AMB-EU release. This list should be limited to persons identified by each rated entity for that purpose.

4. Access

4.1. As the Analytical Record is primarily maintained and stored on the Rating System and Document Retention System, access to these programs are limited and based on the roles and responsibilities of analytical and administrative staff.

   a. Rating Analysts or Reviewers assigned to a company/issuer will have access to the documents, records and data for that company/issuer as well as companies which have a common ultimate parent to allow a top-down, bottom-up analysis of the organization.

   b. The progression of management over the assigned Analytical Team will also have access to the documents, records and data for that company/issuer as well as companies which have a common ultimate parent.

   c. Managing Directors (MD) and above within the READ Function are provided complete access to all records in order to facilitate assignment and rotation of rating activities.

      i. An MD or above may also grant individual Rating Analysts access to the Analytical Record of a company/issuer as needed to support the rating process.

   d. Additional designated employees that, in the course of their work responsibilities, require access to the Analytical Record may include staff who:

      i. oversee or maintain the Rating System or Document Retention System;
      ii. oversee or are responsible for the public dissemination of BCRs through press releases;
      iii. oversee or are responsible for quality control of sensitive data or the rating process;
      iv. oversee or are responsible for compliance activities; and/or,
      v. are assigned research responsibilities to support READ Function activities.

e. In all cases, the access of information tagged as MNPI by users of the Document Retention System is logged within the system.

5. Retention

5.1. The Analytical Record must be retained in accordance with the Global Record Retention Policy.

a. In the event any regulatory/legal action related to AMBRS's rating activities requires retention beyond dates identified in the Global Record Retention Policy, the Analytical Record, including items considered obsolete, redundant or have aged past their retention period, will be "frozen" as of the required date.

5.2. The recordkeeping requirements, including retention periods outlined in the Global Record Retention Policy, must remain in effect even if registration of AMBERS or AMB-EU is withdrawn per European Union legislation.

5.3. The complete duplication/maintenance of a secondary Analytical Record outside of the Rating System and Document Retention System is strictly prohibited.

5.4. All documents in the Analytical Record which have aged past the retention periods specified in the Global Record Retention Policy, or have aged past any additional time periods required by local regulatory standards in jurisdictions in which AMBRS operates, will be disposed of in an appropriate manner as soon as practicable.

6. Legacy File Maintenance Practice

6.1. All AMBRS offices currently use the Rating System and Document Retention System for the creation and retention of the Analytical Record. Prior to utilization of these systems, offices may have used one or both legacy practices: physical files housed in a central location or limited access/shared drives.

6.2. All physical files still within the retention period of the corporate recordkeeping policy or otherwise retained for additional legal or regulatory purposes are either housed off-site with the appropriate contracted third-party file maintenance company, or in a secure on-site location.

a. Access to legacy physical files is limited to authorized administrative staff responsible for the ongoing maintenance of the records.

6.3. All limited access/shared drive locations still within the retention period are secured on the AMBRS internal network.

a. Access is limited to the responsible analytical and administrative staff for the ongoing maintenance of the records.

<u>Inception Date:</u> 08/29/19
<u>Revision Dates</u>:

A.M. BEST RATING SERVICES, INC.
CRPC GLOSSARY

Subject Matter: CRPC Glossary
Effective Date: 17 September 2020

A

Analytical Record	The collection of all information about the entity(ies) being analyzed both received and produced by A.M. Best Rating Services, Inc., used in the production of a Best's Credit Rating or other non-rating opinion. Information will only be retained as part of the Analytical Record if it is deemed analytically relevant. The information comprising the Analytical Record can be received in forms such as, (but not limited to): physical, hard-copies of documents; electronic copies (emails, instant messages, downloaded files); and, documentation of oral communication.
Analytical Team	The Rating Analyst and Reviewer assigned to a Rating Unit, responsible for its Best's Credit Ratings and/or other non-rating opinions.
Analytical Training Team	The Analytical Training Team within the Criteria, Research and Analytics department is responsible for executing and tracking the training, testing, and certification of Rating Analysts to ensure enhancement of analytical knowledge.

B

Best's Credit Rating (BCR)	A forward-looking, independent and objective opinion regarding an insurer's, issuer's or financial obligation's relative creditworthiness. The opinion represents a comprehensive analysis consisting of a quantitative and qualitative evaluation of balance sheet strength, operating performance, business profile and enterprise risk management or, where appropriate, the specific nature and details of a security or structure.
Best's Rating Methodology (BRM)	The collection of methodologies comprised of comprehensive explanations of principles organized as topical guidance known as Criteria Procedures used to guide the application of quantitative and qualitative analysis supported by various assumptions made throughout the process. Where applicable, models may be incorporated to construct a consistent analytical framework for the development of analytical opinions and the ultimate issuance of Best's Credit Ratings or other non-rating opinions.
Best's Rating Methodology (BRM) Item	A general reference to all the individual components which comprise Best's Rating Methodology such as: a methodology as a whole (e.g., Best's Credit Rating Methodology); the Criteria Procedures within a methodology (e.g., Evaluating

Country Risk), or models used by a methodology (e.g., Universal Best's Capital Adequacy Ratio).

C

Call for Comment	The process by which A.M. Best Rating Services, Inc. invites the public to provide comment on a new or Materially changed Best's Rating Methodology (BRM) Item prior to its implementation. Comments will be reviewed and considered in the development/revision of BRM or BRM Items.
Centralized Release Function (CRF)	The department responsible for facilitating the appropriate dissemination and recordkeeping of CRPC Policies, CRPC Procedures and Best's Rating Methodology under which A.M. Best Rating Services, Inc. operates. Department representatives review the development/revision documentation prior to dissemination to ensure adherence to CRPC Policy and Procedure and appropriate approval has been received. This function promotes compliance with the laws and rules established by the various regulatory bodies who oversee the work of credit rating agencies in their respective jurisdictions.
Compliance Team	The Compliance Team is responsible for enforcing global regulatory obligations throughout the entire organization of A.M. Best Rating Services, Inc.
Corporate Rating Committee (CRC)	A committee comprised of senior members within the Rating Evaluation, Assessment and Determination Function who possess the title of Senior Director or higher, convened to deliberate on Rating Proposals and/or other non-rating opinions which may contain deviations to methodology or procedure, or more complex components.
Country Risk Tier (CRT)	A tiered ranking structure assigned to countries to address country-specific risk factors which could adversely affect an insurer's ability to meet its financial obligations.
Credit Rating Policy Committee (CRPC)	The internal body comprised of members who are independent from the reporting lines of sales, marketing and the determination of ratings. Members are designated by the A.M. Best Rating Services, Inc. Board of Directors as responsible for facilitating the establishment, maintenance, appropriateness and documentation of policies, procedures, and methodology (including its models and assumptions) pertaining to the production of Best's Credit Ratings and/or other non-rating opinions.
Credit Report	A report, completed on a Rating Unit at the completion of a Standard Rating Update, which captures the relevant analytical information supporting the Rating Action. The report may be modified at the completion of an Event Driven or Issue Only Rating Action as needed.

Criteria Procedure	The topical guidance within a methodology providing guidance regarding the unique considerations and actions necessary in conducting quantitative and qualitative analysis on an insurer, issuer or financial obligation not fully captured in the core methodology for the determination of Best's Credit Ratings or other non-rating opinions.
Criteria Team	The Criteria Team within the Criteria Research and Analytics department is responsible for making revisions to and developing new Best's Rating Methodology (BRM) Item(s) (i.e., methodologies, Criteria Procedures and models) at the direction of the Credit Rating Policy Committee (CRPC) who will provide oversight and guidance throughout the process.
CRPC Analytical Procedure	An A.M. Best Rating Services, Inc. Board of Directors approved document outlining a set of specific steps to be executed in relation to the determination and/or dissemination of a Best's Credit Rating or other non-rating opinion.
CRPC Control Procedure	An A.M. Best Rating Services, Inc. Board of Directors approved document outlining a set of specific steps to be executed or overseen by the Credit Rating Policy Committee in relation to assuring control over the development, review and validation of Best's Rating Methodology and/or the rating process.
CRPC Policy	An A.M. Best Rating Services, Inc. Board of Directors approved document establishing the principal framework which guides a set of procedures undertaken or overseen by the Credit Rating Policy Committee to assure, proper, complete and timely execution of regulatory, business and/or operational requirements.
CRPC Procedure	A general reference to the collective procedural documents under the management of the Credit Rating Policy Committee. CRPC Procedures are comprised of two types of procedures: CRPC Control Procedures and CRPC Analytical Procedures.

D

Document Retention System	The internal A.M. Best Rating Services, Inc. computer program used to manage retention of the analytically relevant material pertaining to the production of Best's Credit Ratings and other non-rating opinions. The current computer system in use is the Document Management System (DMS).

E

Event Driven Rating Update (Event Driven)	A Rating Update, performed outside the Standard Rating Update type and necessitated by a material financial or strategic event (e.g., significant reserve charge, merger or acquisition, etc.), or as the result of an emerging trend, on an entity/issuer to assess and address any potential impact to its outstanding Best's Credit Rating.

F

Financial Strength Rating (FSR)	An independent opinion of an insurer's financial strength and ability to meet its ongoing insurance policy and contract obligations. An FSR is not assigned to specific insurance policies or contracts and does not address any other risk, including, but not limited to: an insurer's claims-payment policies or procedures; the ability of the insurer to dispute or deny claims payment on grounds of misrepresentation or fraud; or any specific liability contractually borne by the policy or contract holder. An FSR is not a recommendation to purchase, hold or terminate any insurance policy, contract or any other financial obligation issued by an insurer, nor does it address the suitability of any particular policy or contract for a specific purpose or purchaser.

I

Insignificant Error	An error by which the implementation of a corrective action does not have a likelihood to alter an outstanding Best's Credit Rating.
Insurance Holding Company (IHC)	A company owning the controlling interest or otherwise demonstrably exerting control of one or more insurance entities or operations in which the insurance activities constitute a significant portion of combined holding company and insurance-related total assets and operations (typically more than two-thirds of consolidated assets and/or revenues).
Issue Credit Rating (IR)	An independent opinion of credit quality assigned to an issued security that gauges the ability to meet the ongoing financial obligations to security holders when due. As such, an IR is an opinion regarding the relative future credit risk. Credit risk is the risk that an issue may not meet its contractual financial obligations as they come due. The rating does not address any other risk, including, but not limited to, liquidity risk, market value risk or price volatility of rated obligations. The rating is not a recommendation to buy, sell or hold any securities, contracts or any other financial obligations, nor does it address the suitability of any particular financial obligation for a specific purpose or purchaser.
Issue Only Rating Update (Issue Only)	A Rating Update, performed outside the Standard Rating Update type, and required when a new security is issued or when an entity requests the withdrawal of a published Best's Credit Rating on an existing security.
Issuer Credit Rating (ICR)	An independent opinion of an entity's ability to meet its ongoing financial obligations and can be issued on either a long- or short-term basis. A long-term ICR is an opinion of an entity's ability to meet its ongoing senior financial obligations, while a short-term ICR is an opinion of an entity's ability to meet its ongoing financial obligations with original maturities generally less than one year. An ICR is an opinion regarding the relative future credit risk of an entity. Credit risk is the risk that an entity may not meet its contractual financial obligations as they come due. An ICR does not address any other risk. In addition, an ICR is not a recommendation to buy, sell or hold any securities, contracts or any other financial obligations, nor does it address the suitability of any particular financial obligation for a specific purpose or purchaser.

M

Material	A change in any component of Best's Rating Methodology (BRM) is considered Material when the change has a direct or indirect impact on a significant number of Best's Credit Ratings (BCRs). A change is deemed to have a "direct impact" on BCRs when the subject change in the BRM Item, in and of itself, is expected to lead to a revision in a published BCR. A change is deemed to have an "indirect impact" on BCRs when the subject change in a BRM Item constitutes a fundamental change in: the underlying assumptions; the respective weight of the driving qualitative and quantitative factors considers in its application; or the way such driving factors are assessed.
Methodology Review (MR)	The annual process by which Best's Rating Methodology Items are reviewed and updated as needed to ensure they take into account all information available and relevant given current market and industry conditions.
Multilevel Movement Review (MMR)	The review process by which all Rating Actions resulting in rating movements of more than two Issuer Credit Rating (ICR) notches either in a single Rating Action, or in aggregate over a 365 day period in a single direction, are examined to determine if the movement evidences a deficiency in Best's Rating Methodology or CRPC Analytical Procedures.

N

National Scale Rating (NSR)	A relative measure of creditworthiness in a specific local jurisdiction that is issued on a long-term basis and derived exclusively by mapping the NSR from a corresponding global Issuer Credit Rating using a transition chart. An NSR is only comparable to other NSRs within the same country, as denoted by the specific country code suffix (".XX") attached to each NSR.

P

Policy Development Team	The Policy Development Team within the Rating Operations department is responsible for making revisions to and developing new policies and procedures at the direction of the Credit Rating Policy Committee (CRPC) who will provide oversight and guidance throughout the process.
Preliminary Credit Assessment (PCA)	An independent, unmonitored, point-in-time opinion, not a statement of fact, on the relative, general credit strengths and weaknesses of an issuer, obligor, security, or a proposed transaction or financing structure primarily based on business plans, term sheets, and the expectations of A.M. Best Rating Services, Inc. relative to the execution of such business plans. Although the opinion is expressed using the Best's Credit Rating scales, it is not a Best's Credit Rating.

R

Rating Action	The public or private dissemination of any of the following: (1) assignment of an initial Best's Credit Rating (BCR); (2) an upgrade, downgrade or affirmation of an existing BCR, including changes in associated outlooks; (3) movement of a BCR to a non-rating designation (excluding requests for withdrawal by a rated entity and BCRs on entities or securities which are no longer in existence); (4) the assignment of Under Review to an existing BCR; (5) a change, application or removal of a rating modifier or affiliation code (excluding a change from "p" to "r" or "r" to "p" within an existing group) on an existing BCR; or, (6) a publicly disseminated Preliminary Credit Assessment assigned to an obligor, security, or money market instrument before the publication of an initial BCR.
Rating Analyst	An employee within one of the Rating Evaluation, Assessment and Determination Function departments who is responsible for developing Rating Proposals and/or who participates in providing financial surveillance, conducting analysis, and deliberating on Best's Credit Ratings or other non-rating opinions.
Rating Assessment Service (RAS)	A service solicited by non-rated entities (no third parties) that provides a confidential, unpublished, unmonitored, point-in-time opinion of a company's rating prospects expressed in a range of outcomes based solely on the data provided as there is no interaction between company management and Rating Evaluation, Assessment and Determination Staff. Although the opinion is expressed using the Best's Credit Rating scales, it is not a Best's Credit Rating.
Rating Committee (RC)	A committee comprised of at least six Rating Analysts where at least two Rating Analysts hold the title of Director or higher, all of whom will have at least six months credit rating agency experience along with the appropriate knowledge and experience necessary, convened to deliberate on Rating Proposals.
Rating Evaluation Service (RES)	A service solicited by currently rated entities (no third parties) which provides a confidential, unpublished, unmonitored, point-in-time opinion of the impact of one or more hypothetical scenarios based on an interactive quantitative and qualitative analysis of the information, including financial projections and other related financial information on the company's creditworthiness, communicated by the client. Although expressed using Best's Credit Rating scales, a RES is not a Best's Credit Rating.
Rating Evaluation, Assessment and Determination (READ) Function	The process by which a Rating Proposal is developed utilizing Best's Rating Methodology, detailed analytics, financial models and other tools by Rating Analysts, as overseen by READ Management and as executed through rating committees. The READ process is entirely independent of sales and marketing activities and concerns of A.M. Best Rating Services, Inc. and/or A.M. Best Company.
Rating Evaluation, Assessment and Determination (READ) Management	Consists of the AMBRS Chief Rating Officer and the Managing Directors within the READ Function.
Rating Evaluation, Assessment and	The collective reference to all Rating Analysts within the READ Function.

Determination (READ) Staff	
Rating Proposal	The recommendation prepared by a Rating Analyst which includes a proposed Rating Action or other non-rating opinion, and contains the supporting analytical assessment and documentation, including models, tools or other records relied on for the development of the proposal.
Rating Review	A regular periodic review of the Best's Credit Ratings (BCRs) associated with a Rating Unit conducted generally at six months and no later than twelve months following the most recent Rating Action of a BCR, to assess if there is a need for a Rating Update.
Rating System	The internal A.M. Best Rating Services, Inc. computer program used throughout the rating process to assign, manage, surveil, assess, document and disseminate Best's Credit Ratings. The current computer system in use is the Best's Credit Rating System (BCRS).
Rating Unit	The basis established by A.M. Best Rating Services, Inc. for the analysis, deliberation and determination of a company's Best's Credit Rating (BCR). A Rating Unit may consist of a single legal entity, or it may be a collection of legal entities whose financial fortunes are so intertwined that they are most appropriately analyzed as a whole so that the rating determination may factor in the benefits and/or burdens across the organization.
Rating Update	The general term for any instance in which an outstanding Best's Credit Rating is reviewed in accordance with Best's Rating Methodology and CRPC Procedures for the purpose of proposing a Rating Action. Rating Updates are comprised of three types of updates: Issue Only, Event Driven and Standard.
Reviewer	A senior Rating Analyst, with the appropriate experience and knowledge, assigned to a Rating Unit who is responsible for guiding the Rating Analyst through the analysis and inspecting their work product for adherence to CRPC Procedures and Best's Rating Methodology in the development of a Rating Proposal.

S

Shadow Credit Assessment (SCA)	An internal, independent, forward-looking opinion, not a statement of fact, regarding the relative, general credit strengths and weaknesses of a rated entity's affiliate or parent/holding company (primarily engaged in a business that A.M. Best Rating Services, Inc. rates) or of a consolidation of several entities, used for analytical purposes only. Although expressed using existing Best's Credit Rating scales, an SCA is not a Best's Credit Rating.
Significant Error	An error by which the implementation of a corrective action has the likelihood of altering an outstanding Best's Credit Rating.

Standard Rating Update	The scheduled analysis of all surveillance and up-to-date financial information completed in accordance with Best's Rating Methodology and CRPC Procedures, for the purposes of proposing a new, or updating an existing, Best's Credit Rating for an entity or security.
Substantial	Revisions to a CRPC Policy or CRPC Procedure which amount to anything more than: (1) edits to grammar, format, font or numbering within the CRPC Policy or CRPC Procedure; or, (2) updates to any references to other documents, updates to terminology or nomenclature; or, (3) revisions to other language within the CRPC Policy or CRPC Procedure which do not substantively alter the purpose or procedural steps of the CRPC Policy or CRPC Procedure, as determined by the Credit Rating Policy Committee.

T

Training System	The internal A.M. Best Rating Services, Inc. computer program used to manage, facilitate and/or administer training of the analytical staff. The current computer system in use is the Cornerstone on Demand program.
Trivial and Immaterial Issue	An issue that amounts to a printing, interface, ease of use or other such immaterial model or criteria update.

U

Ultimate Parent	The entity that owns the majority interest or otherwise clearly exerts control over the insurance entity(ies) or operations within the overall ownership structure of an organization. In most cases a company meeting this criteria will be identified as the Ultimate Parent.
Under Review	A Best's Credit Rating (BCR) modifier indicating that a previously published BCR has the potential for near-term change (typically within six months) due to a recent event or an abrupt change in the financial condition of the entity/issuer to which the BCR applies. The Under Review modifier also indicates whether the implications are negative, positive or developing and will remain attached to the BCR until A.M. Best Rating Services, Inc. is able to determine the impact of the circumstances which prompted the Rating Action.

Inception Date: 08/29/19
Revision Dates: 09/17/20